UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Anebulo Pharmaceuticals, Inc.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

034569103

(CUSIP Number of Class of Securities)

Richard Anthony Cunningham
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1017 Ranch Road 620 South, Suite 107
Lakeway, Texas 78734
Telephone: (512) 598-0931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.
Melissa Murawsky, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 885-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, originally filed by Anebulo Pharmaceuticals, Inc., a Delaware corporation (“Anebulo” or the “Company”), with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2025 (“Schedule TO”), is being filed to amend the Schedule TO and the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO. The Offer to Purchase relates to the tender offer by the Company to purchase for cash up to 300,000 shares of its common stock, par value $0.001 per share (“Common Stock”), at a purchase price of $3.50 per share, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

This Schedule TO relates only to the Company’s offer to purchase up to an aggregate of 300,000 shares of our issued and outstanding shares of Common Stock (each, a “Share,” and collectively, “Shares”) in the Offer. After the consummation of the Offer and the purchase of the Shares, we intend to cease registration of our Common Stock under the Exchange Act.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.

Only those items amended are reported in this Amendment No. 1. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, and the other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, and the other exhibits to the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and restated as follows:

Purpose and Reasons for the Offer and the Transaction, page 10

1.	The Offer to Purchase is hereby amended by amending and restating the first paragraph which appears in the section entitled “Background of the Transaction” on page 12 as follows:

“Until such time as our product candidate is able to be commercialized, which will require years of clinical trials and approval of the Food and Drug Administration, we do not anticipate generating any revenue from operations and will need to rely upon grant funding and capital raises to fund our research and development. As an SEC reporting and Nasdaq-listed company, we expected to be able to leverage our public company equity to raise capital. Indeed, that was the primary reason for the Company’s initial public offering in 2021. However, we have not since then been able to raise significant capital from the public markets, effectively use our Common Stock as deal consideration or otherwise attract interest from institutional investors or market analysts. In fact, a significant portion of our recent financings has been from one investor affiliated with one of our directors. Moreover, during 2025, the capital markets for smaller public companies were not very favorable with many life science companies struggling to raise money. In light of market conditions, the Board was advised by bankers that without significant insider participation it would be unlikely for the Company to raise any money in the public markets. At the same time, the Company was advised that its insiders and their affiliated entities would likely not be able to continue to lead future financings due to their capital positions.”

2.	The Offer to Purchase is hereby amended by amending and restating the 11th paragraph which appears in the section entitled “Background of the Transaction – Board Deliberations” as follows:

“On May 20, 2025, the Special Committee had a telephonic meeting with representatives from Blank Rome and discussed positive feedback received from two of the Company’s unaffiliated stockholders with significant stock holdings. Each of these unaffiliated stockholders had invested in the Company’s December 2024 financing and had contractual rights that would need to be waived prior to the Company consummating a “going private” transaction. The Special Committee further discussed the process for “going private”. The Special Committee discussed hiring a banker to provide a fairness opinion regarding the cash-out value to be used for fractional shares in a reverse stock split and to provide related financial advisory services. Certain members of the Special Committee were requested to interview bankers for obtaining a fairness opinion.”

Background of the Transaction, page 12

3.	The Offer to Purchase is hereby amended by adding the following paragraph after the 17th paragraph which appears in the section entitled “Background of the Transaction – Board Deliberations”:

“We previously filed Houlihan Capital’s (i) opinion dated July 15, 2025, (ii) presentation dated July 15, 2025, (iii) draft opinion dated July 11, 2025 and (iv) draft presentation dated July 10, 2025 which are referenced above. Copies of such documents were included as exhibits to the Company’s Schedule 13E-3/A which was filed with the SEC on October 14, 2025.”

4.	The Offer to Purchase is hereby amended by adding the following paragraph after the existing 19th paragraph which appears in the section entitled “Background of the Transaction – Board Deliberations”:

“In addition, none of the strategic alternatives the Board had been exploring had developed into actual potential transactions. The inbound interest that the Company had received from a finance and capital raising group related to an equity investment to take control of the Company and engage in a reverse merger. However, no reverse merger candidate was ever identified during such discussions and therefore reverse merger terms and deal structure were never finalized and no letters of intent were executed. The Company’s management also spoke to a private company that it had heard had an interest in going public to discuss a reverse merger with such entity. However, the third party was not in a position at that time to discuss deal terms. Lastly, the Company was contacted by an investment bank that wanted to be retained for a six month period to find a reverse merger candidate. Again, no candidate was identified, no final deal terms were discussed and no letters of intent were executed.”

5.	The Offer to Purchase is hereby amended by amending and restating the paragraph which appears in the section entitled “Reverse Merger and Sale of Substantially All Assets” on page 18 as follows:

“Under this alternative, we considered (subject to the stockholders’ approval) negotiating a merger of an operating company with cash to support our clinical trials into Anebulo or in connection with a simultaneous sale of substantially all of our assets. As described in “—Background of the Transaction,” none of the strategic alternatives the Board had been exploring had developed into actual potential transactions. Therefore, at the time of approving the Transaction, the Special Committee and the Board concluded that a strategic alternative transaction would take an extended amount of time to complete, the Company would likely incur significant legal and audit fees to complete, and, there would be no assurance that any potential buyers would proceed to completion of a merger or sale transaction. In addition, there could be no assurance that other potential buyers would be found or, if found, that such potential buyers would proceed to completion of a merger or sale transaction.”

Reservation of Rights, page 21

6.	The Offer to Purchase is hereby amended by deleting the heading “Reservation of Rights” on page 21 and the paragraph following such heading in full such that the the Board can no longer abandon the Offer and the Transaction prior to their completion if all of the conditions of the Offer are met

Conditions of the Offer, page 44

7.	The conditions of the Offer set forth in the Offer to Purchase are hereby amended by amending and restating the fifth bulleted Offer condition on page 44 as follows:

“any change or combination of changes (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or other), operations, prospects, or results of operations of us that is or may be reasonably likely to (i) have a material adverse effect on us; (ii) have a material adverse effect on the value of the Shares; or (iii) materially impair the contemplated benefits of the Offer to us;”

8.	The conditions of the Offer set forth in the Offer to Purchase are hereby amended by adding the following additional bulleted offer condition on page 44 after the fifth bulleted Offer condition:

“any significant decrease in the market price of the shares of the Company since the time of the initial announcement of the Offer or in the market prices of equity securities generally in the United States;”

A conforming change is also made in the Summary Term Sheet section on pg 3 by adding the following additional bulleted condition to the Offer after the third bulleted Offer condition:

“No significant decrease in the market price of the shares of the Company since the time of the initial announcement of the Offer or in the market prices of equity securities generally in the United States;

9.	The Offer to Purchase is hereby amended by amending and restating the last paragraph of Section 7 on page 46 as follows:

“The conditions of the Offer referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date, subject to applicable laws. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Notwithstanding the foregoing, in the event that one or more of the events described above occurs, we will as promptly as practical, notify stockholders of our determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties. See Section 15.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: January 8, 2026

Anebulo Pharmaceuticals, Inc.

By:	/s/ Richard Anthony Cunningham
Name:	Richard Anthony Cunningham
Title:	Chief Executive Officer